UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Collegium Pharmaceutical, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

1945J104

(CUSIP Number)

Steve R. Bailey

c/o Frazier Healthcare Partners

601 Union Street, Suite 3200

Seattle, WA 98101

(206) 621-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 12, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. 1945J104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Frazier Healthcare VI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) WC
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,877,332 shares
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,877,332 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,877,332 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.07%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) FHM VI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) AF
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,877,332 shares
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,877,332 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,877,332 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.07%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 1945J104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) FHM VI, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) AF
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,877,332 shares
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,877,332 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,877,332 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.07%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 1945J104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Alan Frazier
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) AF
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,877,332 shares
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,877,332 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,877,332 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.07%
14.	Type of Reporting Person (See Instructions) IN

CUSIP NO. 1945J104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Nader Naini
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) AF
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,877,332 shares
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,877,332 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,877,332 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.07%
14.	Type of Reporting Person (See Instructions) IN

CUSIP NO. 1945J104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Patrick Heron
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) AF
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,877,332 shares
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,877,332 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,877,332 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.07%
14.	Type of Reporting Person (See Instructions) IN

CUSIP NO. 1945J104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James Topper
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) AF
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,877,332 shares
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,877,332 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,877,332 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.07%
14.	Type of Reporting Person (See Instructions) IN

CUSIP NO. 1945J104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Nathan Every
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) AF
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,877,332 shares
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,877,332 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,877,332 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.07%
14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer

This statement relates to the common stock, $0.001 par value (the “Common Stock”) of Collegium Pharmaceutical, Inc. (the “Issuer”) having its principal executive office at 780 Dedham Street, Canton, MA 02021.

Item 2. Identity and Background

(a) Frazier Healthcare VI, L.P. (“FH VI”);

(b) FHM VI, L.P. (“FHM L.P.”), which is the sole general partner of FH VI; and FHM VI, L.L.C. (“FHM L.L.C.”), which is the sole general partner of FHM L.P.; and

(c) Alan Frazier (“Frazier”), Nader Naini (“Naini”), Patrick Heron (“Heron”), James Topper (“Topper”), Nathan Every (“Every”) (collectively, the “Members”). The Members are all of the members of FHM L.L.C.

The persons named in this Item 2 are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

The address of the principal business office of each Reporting Person is:

c/o Frazier Healthcare Partners

601 Union Street, Suite 3200

Seattle, WA 98101

FH VI is a venture capital fund concentrating in healthcare and related fields. The sole business of FHM L.P. and FHM L.L.C. is to serve as general partner entities for FH VI. The principal business of each of the Members is to manage FH VI, FHM L.P., FHM L.L.C. and a number of affiliated partnerships with similar businesses.

(d) During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e) FH VI and FHM L.P. are limited partnerships organized under the laws of the State of Delaware. FHM L.L.C. is a limited liability company organized under the laws of the State of Delaware. Each of the Members is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

Prior to the Issuer’s initial public offering (the “IPO”), FH VI purchased from the Issuer in a series of private transactions 4,019,183 shares of Series A Convertible Preferred Stock (“Series A Stock”), 1,533,399 shares of Series B Convertible Preferred Stock (“Series B Stock”), 2,705,585 shares of Series C Convertible Preferred Stock (“Series C Stock”) and 3,676,078 shares of Series D Convertible Preferred Stock (“Series D Stock”) for an aggregate purchase price of $14,379,220. At the time of the IPO, FH VI purchased 150,000 shares of Common Stock of the Issuer at the IPO price of $12.00 per share. Immediately prior to the closing of the IPO, the shares of Series A Stock, Series B Stock, Series C Stock and Series D Stock held by FH VI automatically converted into 1,737,332 shares of Common Stock of the Issuer, resulting in FH VI holding a total of 1,877,332 shares of the Issuer’s Common Stock at such time. FH VI holds 1,877,332 shares of the Issuer’s Common Stock as of the date of this filing (the “FH VI Shares”).

The working capital of FH VI was the source of the funds for the purchase of the FH VI Shares. No part of the purchase price of the FH VI Shares was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the FH VI Shares.

Item 4. Purpose of Transaction

FH VI acquired the FH VI Shares for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, FH VI and other Reporting Persons may dispose of or acquire additional shares of the Issuer. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)	FH VI is the record owner of the FH VI Shares. As the sole general partner of FH VI, FHM L.P. may be deemed to own beneficially the FH VI Shares. As the sole general partner of FHM L.P., FHM L.L.C. may be deemed to own beneficially the FH VI Shares. As individual members of FHM L.L.C., each of the Members may be deemed to own beneficially the FH VI Shares. Each Reporting Person disclaims beneficial ownership of all FH VI Shares other than those shares which such person owns of record.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person’s cover sheet. Such percentage was calculated based on the 20,688,914 shares of Common Stock outstanding as of October 31, 2015 as set forth in the Issuer’s 10-Q filed on November 12, 2015 and as adjusted pursuant to Rule 13d-3(d)(1).

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets.

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets

(c)	Not applicable.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, FH VI Shares beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference.

In connection with the purchase of Series D Stock, FH VI entered into a Seventh Amended and Restated Stockholders Agreement, dated March 6, 2015, with the Issuer and certain other parties thereto (the “Stockholders Agreement”), which (i) restricts shareholders from transferring capital stock; (ii) grants shareholder certain rights of first refusal, co-sale and put rights with respect to certain proposed transfers of the Issuer’s securities by shareholders other than the holders of Series D Stock; (iii) grants the Issuer certain rights of first refusal with respect to certain proposed transfers of the Issuer’s securities by shareholders other than holders of Series D Stock; (iv) imposes “drag along” obligations on the Issuer’s shareholders, and permits “tag along” by holdings of the Issuer’s preferred stock in certain sale transactions that are approved by the Issuer’s board of directors and certain of its preferred shareholders; (v) sets forth voting obligations with respect to the constituency and size of the Issuer’s board of directors, and provides for the designation of its directors by certain of its preferred shareholders; and (vi) requires shareholders to enter into a 180-day lock-up period upon an initial public offering. The terms and provisions of the Stockholders Agreement are described more fully in the Registration Statement and the above summary is qualified by reference to such description and the full text of the Stockholders Agreement, which is filed as an exhibit to this Statement.

In connection with the purchase of Series D Stock, FH VI entered into an Eighth Amended and Restated Investor Rights Agreement, dated March 6, 2015 (the “Investor Rights Agreement”), which (i) imposes restrictions on the transfer of capital stock; (ii) grants holders of the Issuer’s outstanding convertible preferred stock certain registration rights following an initial public offering; (iii) grants holders of the Issuer’s outstanding convertible preferred stock certain pre-emptive rights with respect to certain issuances of the Issuer’s securities; (iv) imposes certain affirmative and negative covenants on the Issuer, including an obligation for it to deliver periodic financial statements and budgets to any holder of at least 1 million shares of its preferred stock; (v) grants board observer rights to certain investors, including FH VI, so long as such investors hold at least 2 million shares of the Issuer’s preferred stock; (vi) requires the Issuer to prepare and submit to the SEC a registration statement on Form S-1 for an initial public offering of its common stock and to use its best efforts to cause the registration statement to be declared effective; and (vii) requires shareholders to enter into a 180-day lock-up period upon an initial public offering. The terms and provisions of the Investor Rights Agreement are described more fully in the Registration Statement and the above summary is qualified by reference to such description and the full text of the Investor Rights Agreement, which is filed as an exhibit to this Statement.

In connection with the IPO, FH VI has entered into a lock-up agreement pursuant to which it is prohibited from selling any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock held by them for a period of not less than 180 days after May 6, 2015 without the prior written consent of Jefferies LLC and Piper Jaffray & Co., subject to certain exceptions. The terms and provisions of such lock-up agreement are described more fully in the Registration Statement and the above summary is qualified by reference to such description and the full text of such agreement, which is filed as an exhibit to this Statement.

Mr. Heron, in his capacity as a director of the Issuer, along with the other directors and the executive officers of the Issuer, entered into an indemnification agreement with the Issuer, which requires the Issuer to indemnify Mr. Heron for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by Mr. Heron in any action or proceedings arising out of his services as one of the Issuer’s directors, or any other company or enterprise to which Mr. Heron provides services at the Issuer’s request. Furthermore, as Mr. Heron was designated by FH VI, the indemnification agreement requires the Issuer to indemnify FH VI for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by it in any action or proceeding arising by reason of the fact that such shareholders have the ability to appoint directors to the board of the Issuer. The terms and provisions of the indemnification agreement are described more fully in the Registration Statement and the above summary is qualified by reference to such description and the full text of the form of indemnification agreement, which is filed as an exhibit to this Statement.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer other than any contracts or arrangements provided to all outside board directors.

Item 7. Material to Be Filed as Exhibits

Exhibit 1 – Agreement regarding filing of joint Schedule 13D.

Exhibit 2 – Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

Exhibit 3 – Seventh Amended and Restated Stockholders Agreement, dated March 6, 2015, among the Issuer, the Holders (as defined therein) and the Investors (as defined therein) (incorporated by reference to Exhibit 4.3 to the Issuer’s Registration Statement on Form S-1 filed with the Commission on April 2, 2015)

Exhibit 4 – Eight Amended and Restated Investor Rights Agreement, dated March 6, 2015, among the Issuer and the Investors (as defined therein) (incorporated by reference to Exhibit 4.4 to Issuer’s Registration Statement on Form S-1 filed with the Commission on April 2, 2015)

Exhibit 5 – Form of Lock-Up Agreement (incorporated by reference to Exhibit A to that certain Underwriting Agreement dated May 6, 2015 between the Issuer and the Underwriters (as defined therein) filed as Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1/A filed with the Commission on April 27, 2015)

Exhibit 6 – Form of Indemnification Agreement (incorporated by reference to Exhibit 10.21 to Issuer’s Registration Statement on Form S-1 filed with the Commission on April 2, 2015)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated March 17, 2016	Frazier Healthcare VI, L.P. By FHM VI, L.P., its General Partner By FHM VI, L.L.C., its General Partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Dated March 17, 2016	FHM VI, L.P. By: FHM VI, L.L.C., its General Partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Dated March 17, 2016		FHM VI, L.L.C.

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

*
Alan Frazier

*
Nader Naini

*
Patrick Heron

*
James Topper

*
Nathan Every

	*By:	/s/ Steve R. Bailey
Steve R. Bailey, as Attorney-in-Fact

This Schedule 13D was executed by Steve R. Bailey on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 2.

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need to be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Collegium Pharmaceutical, Inc.

Dated March 17, 2016	Frazier Healthcare VI, L.P. By FHM VI, L.P., its General Partner By FHM VI, L.L.C., its General Partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Dated March 17, 2016	FHM VI, L.P. By: FHM VI, L.L.C., its General Partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Dated March 17, 2016		FHM VI, L.L.C.

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

*
Alan Frazier

*
Nader Naini

*
Patrick Heron

*
James Topper

*
Nathan Every

	*By:	/s/ Steve R. Bailey
Steve R. Bailey, as Attorney-in-Fact

This Schedule 13D was executed by Steve R. Bailey on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 2.

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Steve R. Bailey with full power to act singly, his true and lawful attorney-in-fact, with full power of substitution, to: (i) sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a general partner of any partnership or limited liability company, pursuant to Section 13 or 16 of the Securities Exchange Act of 1934, as amended, and any and all regulations promulgated thereunder, (ii) file the same (including any amendments thereto), with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and any stock exchange or similar authority and (iii) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this power of attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate.

Each of the undersigned hereby grant to the attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.

This power of attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to the attorney-in-fact.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 16th day of February, 2016.

/s/ Alan Frazier
Alan Frazier

/s/ Nader Naini
Nader Naini

/s/ Patrick Heron
Patrick Heron

/s/ James Topper
James Topper

/s/ Nathan Every
Nathan Every